FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 12, 2008

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Syneron Medical Ltd. announced that its Board of Directors approved a shareholder rights plan on November 9, 2008. Attached hereto and incorporated by reference are the following documents:

99.1.	Rights Agreement, dated as of November 11, 2008 between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).

99.2.	Press Release dated November 11, 2008.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD. By: /s/ Doron Gerstel —————————————— Doron Gerstel Chief Executive Officer

Date: November 12, 2008

Exhibit Index

99.1	Rights Agreement, dated as of November 11, 2008 between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).

99.2	Press Release dated November 11, 2008.